Exhibit 17.1

August 15, 2007

Board of Directors

Geokinetics Inc.

Re:       Resignation

Gentlemen:

After careful consideration, I have decided to resign effective August 15, 2007, as the President, Chief Executive Officer, an employee, and a Director of Geokinetics Inc.  I am also resigning as an Officer and Director of any of Geokinetics’ subsidiaries effective August 15, 2007.

Please understand that this was not an easy decision for me to make, but I have concluded that I have achieved substantially all of the goals I set when I joined the Company and I now believe it is time to pass on my responsibilities to a successor to be determined by you.  I am looking forward to new challenges outside the seismic data acquisition and processing industries.

I have enjoyed the time I have spent at the Company and look forward to maintaining my personal relationships with you in the future.

Very truly yours,

/s/ David A. Johnson
David A. Johnson